Filed by: Harris Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Exelis Inc.
Commission File No.: 001-35228

Harris Corp.		J.P. Morgan Aviation,
Transportation and
	HRS	Industrials Conference	Mar. 3, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

PARTICIPANTS

Corporate Participants

William M. Brown – Chairman, President & Chief Executive Officer, Harris Corp.

Sheldon J. Fox – Group President-Government Communications Systems, Harris Corp.

Miguel A. Lopez – Chief Financial Officer & Senior Vice President, Harris Corp.

MANAGEMENT DISCUSSION SECTION

Unverified Participant

Okay. Good morning, and welcome back to the Aerospace Defense track. We’re going to continue with Harris. And we have here Bill Brown, the CEO; and we have Mig Lopez, the CFO; and Sheldon Fox, President of Government Communications. And they’re going to start off and talk a little bit about the company and then we’ll open it up for Q&A.

So, Bill, why don’t you take it away.

William M. Brown, Chairman, President & Chief Executive Officer

Thank you, and good morning. I appreciate the opportunity to talk a little bit about Harris. Pam has handed out I think a couple of pages that I’ll go through, talk a little bit about the company and about the recent acquisition of Exelis. During my remarks, I’m going to make probably some forward-looking statements, so please read the disclaimer, as you see on the second page.

I go to page 3. Most of you know Harris, at least a little bit about the company. We’re about a $5 billion company. We’ve got operating margins that remained pretty strong in the high teens, despite what we all know to be a pretty tough U.S. government revenue environment. We’ve done a lot of cost takeout, cost restructuring. We’re very, very focused on adapting our cost structure to the revenue environment. But at the same time, we’re investing pretty significantly in internal company-funded R&D. I’m going to talk a little bit more about that in maybe a couple of minutes.

You can see on the right-hand side, we’re organized into three divisions: the RF Communications division. We’re the global leader in Tactical radios. We have a strong number two-position in North [ph] American (1:30) Land Mobile Radio or LMR, the LMR business. GCS or Government Communications Systems, which Sheldon runs, is a leading provider of high-reliability networks, systems and products. And we sell those systems to the civil, the defense and the National Intelligence agencies across the U.S. government. And then the third segment is INS or the Integrated Network Solutions segment. It’s primarily government IT services managed satellite communications for harsh and remote environments. We recently decided to eliminate the INS headquarter function to reduce some of our discretionary expenses and in contemplation of the transaction we’re about to close sometime in June. The divisions, the businesses within INS now report to Sheldon, but we’ll continue to report the INS financials through the end of our fiscal year, which end at the end of June.

So three weeks ago, we released our – about three weeks ago – our second quarter earnings. We raised our full-year earnings per share guidance to $4.95 to $5.05 per share. And it’s based on a couple of different things. One is continued strength in our Government Communication Systems business, and Sheldon in a couple of minutes will talk a little bit more about that. Good strength in our International Tactical radio business as well as some upside in our tax rate.

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Harris Corp.		J.P. Morgan Aviation,
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So if you turn to slide 4, our International business today is now about the 31% of our total revenue. It’s a pretty healthy piece of our overall business, up from 24% in 2012, fiscal 2012, and about 10% back in fiscal 10%. So our International business has grown quite nicely over the last three or four years. Again, operating margins are very robust. And at the same time, as we’ve increased our company-funded R&D to what I consider to be an industry-leading 5.3% of revenue, up from about 4% in fiscal 2012. We’re managing R&D now really as a portfolio across the enterprise as opposed to looking at it within each segment. We’re focusing, as you’d expect, on some of the highest-return projects that would include some of the investments we’re making and stepping up into our Tactical radio business.

We’ve continued to invest pretty heavily in Tactical radios through the downturn. And now as we see with U.S. budgets bottoming and some of the procurement activity starting to pick up, I think we’re very well-positioned to win some of the new contracts that are being awarded over the next one to two years.

Again, GCS has been a stand-out performer over the last several years. I’ll turn it to Sheldon to maybe say a couple of words on GCS. Sheldon’s been with Harris Corporation for over 30 years, all of that time in GCS and has led that business now for the last four. So, Sheldon?

Sheldon J. Fox, Group President-Government Communications Systems

Thank you, Bill. Good morning, everybody. Let me turn on my microphone.

I’ll start at the top of the page. You can see we’re focused on five strategic markets. In each one of these markets, we see an enduring need. We see a market that’s driven by technology, and we see opportunities for growth. And importantly, in each one of these markets, we have a strong franchise position. I’ll talk about those briefly, going from left to right.

In air traffic management, we’re the prime contractor for the FAA Telecommunications Infrastructure program. By the time we finish in 2022, it’ll be a $5 billion program for Harris Corporation. In weather, we’re the prime contractor for the GOES-R Ground Segment, which, by the time we finish in 2019, will be well over $1 billion. In space and intelligence, for decades, we have been involved in modernization and upgrade of national security space, and we expect that to continue. In geospatial imagery, last year we won a couple of programs totaling $770 million, in essence to produce a map of the earth for the government. That’ll be a long, multiyear program which we expect to expand going forward. And finally, in avionics, we’ve got a substantial position on the F-35, which will be a decades-long program. By the time we tally it all up, it’ll be about $4.5 billion with another $1 billion of growth opportunity on top of that.

Our strategy is straightforward. We focus on executing and performing for our customers, getting an A on our report card. Then we bring them great ideas on how to solve their most difficult mission problems. We invest our R&D to be able to demonstrate capabilities and give our customers confidence towards more scope. As you can see over the course of the last five quarters, that strategy has been playing out very well and we intend to continue it.

Going down to our margins, we’ve done a good job on expense and cost control. We’ve deployed an operational efficiency program called HBX across the company and certainly within our division. And finally, we’ve been able to develop over the course of the last couple years a favorable mix of products, which have allowed us to expand our margins to what you can see there.

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Then finally at the bottom, one of the leading indicators of orders and sales is pipelines. You can see our pipeline is up strongly. Some of the major recent wins you can see on the right. We’ve been able to establish some pretty strong strategic positions which have allowed us to get into some new missions with our customers and also to develop some opportunities in commercial and international markets. So we expect that to continue.

William M. Brown, Chairman, President & Chief Executive Officer

Thank you, Sheldon. So let me turn to turn to maybe a couple of comments on Exelis and the recent acquisition we announced, turning to slide 6. We see it as a truly transformational deal for the company, bringing together two engineering-driven companies with similar cultures; the value technology, innovation, solving some of our customers’ toughest challenges. It gives us better scale, more advanced technologies, a broader breadth of abilities to deliver solutions to our customer.

Pro forma revenue is about $8.2 billion when I put together Harris with Exelis, with EBITDA of $1.6 billion. If I go to the next slide on page 7 on how Exelis is organized today, they’ve got five segments. The ES or Electronic Systems segment is about 29% of revenue. It’s a leader in electronic warfare technologies for the Air Force, for the Navy. Their principal strengths are really in electronic protection on a number of different platforms, including the international F-16. Their flagship product is what they call the IDECM. It’s the Integrated Defense Electronic Countermeasures program for the F-18.

The GS or Geospatial Systems business looks a lot like what just Sheldon talked about in his business, about 21% of Exelis revenue. They’re a leader in space, in airborne sensing. They’re well known for their space imaging business, their weather sensors, their GPS technology. Their weather payloads have been on all NOAA satellites launched since 1978. Their nav payloads have been on all U.S. GPS satellites launched really ever, and they’re now delivering some of the payloads for the GPS III program. So pretty memorable products in GS.

In IS, which is Information Systems, about 34% of revenue, they provide mission-critical solutions for customers like NASA, where they manage two of NASA’s largest communications programs. And then in the FAA, where they own and operate the ADS-B network, which is a core element of FAA’s NextGen program.

NVCS is Night Vision & Comms. It’s about 13% of revenue. They’ve been an industry leader in night vision for more than 50 years. They’re one of only two U.S. manufacturers of image intensification tubes. And their tactical communications business, which looks a little bit like ours, they’ve got about 600,000 radios that are spread throughout the U.S. military in their installed base.

The last business is Aerostructures. It’s relatively small, about 3% of their revenue. And they provide composite parts for both commercial as well as military applications. So page 8 maybe gives you a little sense of the transaction itself. Total purchase price is $4.75 billion. It’s $23.75 per share. 70% cash, 30% in Harris stock, and that is solid. Bridge financing is now in place. We anticipate a combination of term loans and bonds to finance the transaction as well as to refinance some our existing debt as well as some existing Exelis debt, what are today really historically low interest rates. Pro forma leverage at the closing will be about 2.9 times with significant pre-payable debt that we’d hope to pay down relatively rapidly. Gives us a lot of flexibility, the structure [ph] we’re (10:01) contemplating. We see net leverage reducing to about 1.5 by the end of the third year. It’s still subject to customary approvals of Exelis shareholders as well as U.S. government approvals, and we expect to close in June of this year.

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Harris Corp.		J.P. Morgan Aviation,
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	HRS	Industrials Conference	Mar. 3, 2015
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If we turn to slide 9, it’s a highly strategic, compelling combination. Generates significant value for our customers. It strengthens our core franchises, and it also gives us some optionality for shaping our portfolio when you combine what they do as well as what we do. It also builds a stronger platform for growth. It immediately creates significant scale and also balances the earnings profile of Harris Corporation.

Cost synergies are meaningful. I’ll talk about that in a couple of minutes. And the transaction timing, at least from my perspective, is very, very good in the sense that it’s at a confluence of where the budget environment is getting better. Starting to bottom and getting a little bit better. Interest rates are very low, and the management team is ready to absorb and integrate a company of this size. So in a nutshell, I think it’s going to make us a lot more competitive as a combined entity and ability to win new contracts throughout the U.S. government.

So turning to slide 10, Sheldon talked a little bit about some of his core franchises in space and intelligence, advanced weather systems, air traffic management. And Exelis really perfectly complements those businesses as well as what we do today in our Tactical Radio business. In space and intelligence, we’re going to be combining Exelis’ world-class electro-optical technology with our market-leading RF capabilities to offer some responsive, multimission solutions to the intel community.

In the weather side, we’ll see a tighter linkage between Exelis’ on-orbit sensors, their ABI sensor with Harris’ ground processing capabilities that are help customers increase performance, lower cost, improve time to mission. But it also gives us some access to unique datasets that will allow us to convert that into some information and provide back to commercial customers.

In air traffic management, Exelis is very, very strong in surveillance. We’re strong in communications. Together, we’ll have four of the major FAA NextGen programs in the combined company. And then finally, in Tactical Communications, the combination of our business with theirs will allow us to leverage a pretty substantial base of fixed assets and in supply chain as well.

So again, very, very complementary. But also, I’d say, with a lot of opportunity to take out cost. If you turn to page 11, the last slide, we’re confident we can achieve run rate savings of $100 million to $120 million. And to be clear, that is net of what we would expect to give back to our customers in cost-plus and fixed-price contracts that would periodically reset.

Savings are broken down, about one-third each between consolidating headquarters and eliminating public company costs, about a third; about a third from operational improvements in manufacturing, in supply chain, program efficiencies; with the balance, one-third, from functional efficiencies and reducing some of our overhead costs.

You’ll see the cash costs on the page $130 million to $150 million. Again, that’s net of what we would expect to be reimbursed for by our customers. And you can see the cash payback would be slightly less than two years. So we’re pretty excited about this transaction. We think it’s going to be transformational for the corporation. We’re excited. We think we can integrate it very well and deliver the savings to our shareholders.

So thank you very much. I’ll turn it to you, [ph] Seth (13:32), for questions.

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Harris Corp.		J.P. Morgan Aviation,
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	HRS	Industrials Conference	Mar. 3, 2015
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QUESTION AND ANSWER SECTION

<Q>: Sure. Maybe I’ll begin by asking a couple and then we’ll open it up to the audience. Maybe we’ll start with just a couple about the transaction. You’ve noted that the transaction is perfectly timed, and it’s been quite well received by the market as well. When you think about it, what are some of the risks? What concerns you most about making sure that it works out well?

<A – Bill Brown – Harris Corp.>: Well, a combination of any two big companies, you’ve got integration risk. But the reality is we’re companies that do basically the same sorts of things. This is right down the fairway for the corporation. We know the company well. We have 13,000 employees, and the vast majority of them know something about what Exelis does. So I see little risk in terms of the culture coming together or our ability to parachute people in or vice-versa to capture some of the synergies and opportunities.

It’s the biggest deal we’ve ever done at Harris Corporation. It’s certainly something I’m going to spend enormous amount of my time on out of the next several years. Our board’s going to be very actively involved. We’ll have a full-time, dedicated integration team, a full-time, dedicated integration leader. Very frequent updates with our board, and we’ll be laser-focused on doing what it takes to execute very well and take cost out.

<Q>: And then thinking maybe about some of the areas you mentioned and digging in a little bit more in terms of strengths. You talked about the FAA and air traffic control. Are there opportunities that you see in the pipeline to win new business there? And also what about opportunities in air traffic control internationally?

<A – Bill Brown – Harris Corp.>: Yeah. Look, we didn’t build any revenue synergies into the transaction, and that’s for a reason. We’re focused on getting the transaction closed. We’re focused on taking the cost out and delivering the savings as we just articulated a couple of minutes ago. But of course, it does give us some opportunities to strengthen our platform and grow. And we see opportunities in a couple of different areas. We see our international channels primarily be complementary. We have opportunities to sell product through their channel and their product through our channel in some places. We see opportunities in complementary platforms, and Sheldon can say a couple more about that in a minute.

We also see opportunities in taking some of the technologies that we have and combining it with the technology that they have and creating potentially some new solutions for customers. For example, they have this integrated Soldier System. It’s a combination of a night-vision goggle and a radio. And to the extent that, that technology has any leg and it currently has some opportunities internationally, the combination of our global, world-leading radio with their night-vision technology can certainly accelerate that offering around the world.

We’re also going to be pushing very aggressively into value-added services, and maybe I’ll ask Sheldon to say a couple of words about value-added services.

<A – Sheldon Fox – Harris Corp.>: One of the things that was interesting about learning more about their strategy was that we we’re both heading down the path of initiatives in value-added services, and we’re both heading down the path of initiatives in value-added services associated with geospatial work and associated with weather work and associated with air traffic operations.

One of the things that we’ve discovered as we put the initiatives together, that in some cases, they’re actually ahead of us in terms of their penetration into of the market. We believe that there are some strong synergies in being able to put what they are currently doing with what we are doing and accelerating our penetration into both commercial and international markets in geospatial and in weather and in air traffic operations.

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Harris Corp.		J.P. Morgan Aviation,
Transportation and
	HRS	Industrials Conference	Mar. 3, 2015
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<A – Bill Brown – Harris Corp.>: And you ask a question about the international opportunities in air traffic management.

<Q>: Yeah.

<A – Bill Brown – Harris Corp.>: It’s something that Sheldon and his team have been pushing on pretty aggressively the last couple of years. We see we have big opportunities in places like in Brazil, in India, elsewhere around the world. In fact, because we have such a strong, enduring relationship with the FAA, they’ve actually partnered with us in going into the markets like in India and developing systems like what we do today for the FAA, and encouraging the Airport Authority of India to do the same sorts of things that we do with the FAA in India. And we’re bidding on a pretty substantial contract there as well. We’ve been very active in Brazil and some other places around the world to do the same thing. Sheldon?

<A – Sheldon Fox – Harris Corp.>: Well that’s true. One of the benefits of both India and Brazil is they both see very strong growth in their air traffic market. They partnered with the FAA to try to come up with solutions on how to be able to manage that as it grows. And one of the areas that they’re focused on is what we’re currently doing for the FAA which is our FTI program I referenced earlier.

So the combination of what we’re currently doing with those larger traffic networks plus Exelis’ strength in air traffic surveillance is something that we expect is going to provide some opportunities internationally. They’re already on the ground segment provider for the Aireon system. We’re providing the payload, which is a system that does the worldwide space-based tracking of aircraft over oceans and over, I’ll say, non-populated parts of continents.

<Q>: For all or any of your guys, when you look out across the business and you think about what you’ve been able to achieve at Harris in terms of profitability in the Government Communications business also in RF, you see similar types of opportunities at Exelis to enhance profitability?<A – Bill Brown – Harris Corp.>: Yeah. They’re in very much similar businesses to us. But they’re a recent spin-off of ITT, so they’ve only been public, if you will, for three, three-and-a-half years. In that period of time, they have been dealing with the forces that are affecting us as well, sequestration. But they also have a pretty big pension. They’re creating an identity as a new public company, having to form a new board, put a management team in place. And they’ve started down the path of really driving an operational excellence agenda. It’s something I think we’ve matured a bit faster at Harris.

And I do think that there is opportunities through the combination and through the cost synergies I’m talking about to drive some margin expansion at Exelis. But they’re sort of newer in their journey than we are, but yes, we do see opportunity. In fact, I think they would as well. They’d articulate a margin expansion story at Exelis, even on a stand-alone basis.

<Q>: And you mentioned the pension. What made you comfortable taking on the Exelis pension plan? And what did you learn from your diligence regarding the expanse you anticipate as well as the cash contribution?

<A – Bill Brown – Harris Corp.>: Right. Well, we’ve studied it, so I’m going to let Mig talk to this one, but – you have to hit your microphone – but we’ve studied this quite a lot because Harris doesn’t have a pension today. So we did a lot of work on this, and I’ll turn it to Mig.

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<A – Mig Lopez – Harris Corp.>: Yes. Over the past three months, we’ve been looking diligently at their structure both from the asset side and the liability side. Their pension obligation right now is about $6.5 billion. It’s spread right above [ph] 50% (20:37) between commercial and defense, retirees and active employees. What we see is an opportunity to attack it both from the asset side in order to have the assets matched liabilities and also from the obligation side.

The obligations are in three buckets. You have the retirees, which obviously have a set path, but we also have a lot of term vested, which we could address with some type of payout. So we’re very comfortable with where we are. We’ve had validation by our actuarial accountants. We have consultants helping us out. We’ve looked at this over the past three months and are confident going forward that we can manage it much more effectively than has been done in the past, even though they have done a good job.

<Q>: Okay. And then obviously, this transaction is a commitment in terms of capital deployment, where you talked about the potential to delever rather quickly. At what point have you delevered enough that you feel comfortable buying back stock again or starting to deploy cash again?

<A – Bill Brown – Harris Corp.>: Well, a transaction this size certainly changes our near-term capital deployment priorities, without a doubt. We are focused on paying down debt. That’s going to be our number-one focus beyond funding our internal priorities in R&D, capital spending, integration of Exelis. So our focus is really going to be on paying down debt.

We have been very regular at increasing our dividends over the last 10 years, 23% annually compounded over a decade. We just raised it again back in August of last year, up 12%. Our dividend has been pretty strong. We continue to target payout ratio of 35% of our free cash. We evaluate our dividend policy with our board every year. We tend to do it in the August timeframe; we’ll do it again this August. Can’t tell you what the board’s going to end up deciding to do, but again, we’ve been very committed to maintaining an attractive payout ratio and increasing our dividend over time. But for the time being, we’re going to focus on paying down the debt that’s incurred from this transaction.

<Q>: Right. And you mentioned being able to get leverage down to 1.5 times.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: Is there sort of a target out there where you say, okay, we’ve delevered, and now we’re ready to look at other priorities?

<A – Bill Brown – Harris Corp.>: At this point, not that we’re willing to talk about.

<Q>: Yeah. Understood. Understood. I guess when you look at the portfolio, a lot of this fits together very well between Harris and Exelis. When you think about the transaction and when it’s done, are there opportunities out there for portfolio shaping and kind of to make the company more focused? Or it seems like it also kind of fits very well together as is.

<A – Bill Brown – Harris Corp.>: Well the short answer is yes. There are going to be opportunities for us to take a fresh look at the portfolio. As you know, I’ve done a little bit of that within Harris over the last three-and-a-half years to focus us on the things that we do very well and getting us out of the things that really didn’t fit so well. I think, frankly, Exelis has done the same thing with some sales of businesses, the spin-off of Vectrus. But when you put these two companies together, clearly, we take a fresh look at the things that we’re in, the businesses that we’re in. And there may be some opportunity, some businesses that we decide aren’t strategic and are better in the hands of somebody else. We’re not focused on that right out of the gates. Our biggest focus is going to be on cost takeout. But it’s something that we’ve looked at very dispassionately at Harris over the last several years. And clearly, we’ll do the same thing as we put these two great companies together.

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<Q>: Great. And then I have some other questions about different areas of the company. But before we move off the transaction, just want to open it up to the audience, if there are any questions from the room? Yeah. We got one. Okay. Start over here and then move…

<Q>: Yeah. Hi. So there’s a couple sizeable upcoming handset radio competitions, including JTRS. Maybe you can comment on that as it relates to, does this combination enhance your ability to compete for that award?

<A – Bill Brown – Harris Corp.>: I would say on the upcoming competitions for the JTRS program – so it’ll be the Rifleman and the Manpack. Rifleman ERPs [indiscernible] (24:57), the bids were due a couple of weeks ago. Manpack’s not out just yet. I don’t think it’s necessarily going to help us there. We’ve invested pretty aggressively in R&D to develop products for those offerings. Exelis has not done that. They’ve pulled back from investments in the Tactical Radio business. But we have invested heavily in there and we’ll be a big player, an important player on those programs. But the transaction itself won’t I think help advantageous us in any way.

<Q>: We’ll move over and take a question over…

<Q>: Yes. Thanks. Can you comment on Exelis’ status in divesting the Tactical Communications business?

<A – Bill Brown – Harris Corp.>: There’s no update to provide. They don’t have any plans to divest it and we don’t together as a combined company.

<Q>: Just a clarification. They don’t have plans to?

<A>: They do not have plans to divest their Tactical business. No.

<Q>: Okay. Then a question around the net leverage and the pension. What assumptions you are baking into regarding pensions and net leverage ratio?

<A – Mig Lopez – Harris Corp.>: Oh, insofar as the leverage does not take into account the $1.9 million that is the unfunded pension liability. We’re just taking straight net debt to EBITDA. Insofar as the assumptions, they’re consistent with what we’ve said in the past. The pension contributions last year were $133 million, and we expect them to be in the range of, well, $150 million to $175 million going forward. And those are the main cash considerations.

<Q>: Thank you.

<Q>: Yeah. Yeah.

<Q>: In the presentation, it says you’re two culturally aligned companies. Could you illustrate that? It’s kind of a qualitative question. Could you illustrate the two cultures of the company and why they’ll work well together?

<A – Bill Brown – Harris Corp.>: I think it really comes back to several different things. One is the business lines that we’re in, who we sell to and the fact that both companies are very focused on technology-driven solutions. And I think that’s going to help us merge the company together, I think, a whole lot easier than some of the things that we might’ve attempted in the past where we’ve moved pretty far outside of the things that we do well. We’ve got a couple of things that we’ve ventured into over time. And what ends up happening is when something that doesn’t go quite well

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Harris Corp.		J.P. Morgan Aviation,
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	HRS	Industrials Conference	Mar. 3, 2015
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in that acquired company, you have very few people with the technology, with the knowledge base, with the customer relationships, with the pace of moving, that allows you to parachute people into deal with problems, capture synergies. I don’t see that as a risk here at all. We’ve got very, very similar backgrounds. We recruit from the same places. We’ve got similar focus on engineering skills and technology. To me, that’s going to help us work very well together. Yeah.

<Q>: Take another one.

<Q>: A quick question. Is there a target rating for the combined agency that you’re currently looking at? And how do you plan to get there?

<A – Bill Brown – Harris Corp.>: Targeted investment? Target…

<Q>: Credit rating.

<A – Bill Brown – Harris Corp.>: We’re in active discussions with the rating agencies. We have been investment grade. Investment grade is very, very important in Harris Corporation, to our board, to our Finance Committee of the board and to our CFO. So we’re very committed to maintaining an investment-grade rating, but I won’t say any more about that right now. It’s an ongoing dialogue. And we’ll see once we float the debt in the marketplace where the rating agencies happen to come out.

<Q>: Just a follow-up. The timeframe when you’re looking to float the debt, do you know when?

<A – Bill Brown – Harris Corp.>: Sometime before we close.

<Q>: So, okay.

<A – Bill Brown – Harris Corp.>: Is that helpful?

<Q>: Yes. That’s fair.

<Q>: Thanks. We had a question before that, that touched on the JTRS program.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: And we’ll talk about that for a moment. It’s obviously a very important pursuit for the company.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: And something where we saw, I think, a good deal of support and the out-year budgets that have come out recently.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: When you compete for that program, presumably you’re competing on commercial terms with something that you’ve developed yourself against a competitor that developed something with funding from the government, presumably competing on [ph] far (29:04) terms. Does that affect the competition at all? It’s fairly unusual to see that type of competition? <A – Bill Brown – Harris Corp.>: Well I think what’s unusual is that there actually is a competition. It’s something that we fought very hard for. The government invested well over $1 billion over the last decade on various JTRS programs. And I think most people would agree that it has not been successful. We lobbied very aggressively to open up those procurements to competition. And that was a very difficult fight, which has delayed the procurement, the RFPs coming out, which I think is one of the key reasons why the RFP for the Rifleman, the RFP for the Manpack have been so delayed. They’ve had to re-craft them for a competitive environment.

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Harris Corp.		J.P. Morgan Aviation,
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	HRS	Industrials Conference	Mar. 3, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

So I think that was a big win for us, for Harris and for other people who are lobbying to open these to competition. They now are. So there will be a multi-vendor award for the Rifleman. We fully expect to be one of the awardees, and we fully expect to compete over time for task orders on the Rifleman. Same thing’s going to happen on the Manpack, which is a much bigger program and is something that – and again, it was originally coming out as a single-vendor award. It’s now going to be multi-vendor and will have a great offering for both the Rifleman and the Manpack.

In terms of, are they going to be awarded on commercial terms? My understanding today is that because it’s a competition, they’ll be based on commercial terms. There’ll be more than one bidder. And under FAR, since there’s more than one bidder, it’ll be all on commercial terms. That’s my understanding as I speak today.

<Q>: Okay. And what are some of the milestones in terms of timing where you expect awards both for Rifleman and for Manpack?

<A – Bill Brown – Harris Corp.>: Well I tell you, I’ve not been very accurate, nor has anybody else that even speaks to this to call the ball on when these RFPs are going to come out or what the Army or anyone else is going to do. We’ve been talking about this for better part of a year. But the Rifleman Radio, the RFP, again, is out. The bids were due last week. The expectation is that the award’ll be made sometime early in the summer, maybe in the June timeframe. The full-rate production is probably two, two-and-a-half years away in terms of actually getting to full-rate production in real revenue. I’ve heard that the Manpack could follow a few months behind the Rifleman, which will put it in early part of the summer. I can’t tell you for sure if that’s actually going to happen. I don’t know any more today than I would’ve just even a couple of months ago in terms of the Manpack.

The challenge has been that the Manpack that’s been developed by the program of record, it’s too heavy. It adds too much heat. It doesn’t have the range required. And now the Army is starting to rethink what they want out of the Manpack. And they could split it from a mounted versus in a dismounted offering. Don’t know if that’s going to happen. We’re hearing a little bit about that. But the reality is they’re rethinking the requirements, given some of the maybe disappointments they’ve seen in the advancement of the program of record radio, which is a little bit heavier than what I think the Army would like to see.

<Q>: And this activity on the JTRS program comes at the end of what’s been a long downturn after along upturn in U.S. government radio procurement. On the other hand, you’ve had some really strong success on the International side. How do you think about where we go in International? Are there opportunities to keep the pipeline full? And is it sort of the level of activity on International that we see now kind of a peak or is it sustainable?

<A – Bill Brown – Harris Corp.>: Our International business has been a fantastic success. Today, our International Tactical Radio business is much bigger than our DoD Tactical Radio business. Last year, meaning fiscal 2014, we grew over 20% in International Tactical radio. And that offset a pretty substantial decline in the DoD business, which declined the prior year as well. It’s growing. It’s very strong. We are guiding to mid- to high-single-digit growth again this year. We’re very pleased that the pipeline remains robust, $2.5 billion for the next 12 to 18 months. And even in spite of the growth and the orders we’ve been taking, the pipeline is replenishing itself pretty quickly, so we’re pleased about that; it’s coming in some of the markets that we’ve been in for a very, very long time. The international markets tend to be multi-year, multi-award and they tend to come back to us when they standardize on a Falcon II, Falcon III technology like we have. So we feel good about the development in the International side. We see opportunities in certain markets that we’re not in today to enter, to be present. And we’re adding resources into those markets.

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Harris Corp.		J.P. Morgan Aviation,
Transportation and
	HRS	Industrials Conference	Mar. 3, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

We’re adding resources even into some of the markets that we’re actually strong in today because we see substantial growth opportunities. So we see the market continuing to grow. We see International continue to be robust for us, as it has been the last couple of years.

<Q>: And I mean, Iraq is clearly a key component of the international market, but the level of demand you’re seeing it’s fairly broad based.

<A – Bill Brown – Harris Corp.>: Iraq is big for us and it’s one of the bigger pipeline opportunities we happen to have. We’re very strong in the Middle East. The Middle East has more than half of our pipeline. And fortunately, with all the instability in the area and the reserves that a lot of countries have in the Middle East, I don’t see any slowdown in procurement activity.

Iraq may be sort of the exception, if you will, in terms of reserves. But where we see any potential concern about going forward and placing orders with using national funds, we know the U.S. government’s stepping up. There is a $1.6 billion Iraq train-and-equip fund this year. There’s a placeholder next year [ph] in OKO (34:49) for $1.3 billion for Iraq and for Syria. And we see continued opportunities, really in all of the markets in the Middle East, but Iraq as well, continuing to move forward.

Again, if oil prices stay at $50 a barrel and stay there for a long period of time, you got a couple of years. Could that change the dynamic? Sure. But right now. we see nothing that’s deterring us from a pretty attractive healthy pipeline in the Middle East. We see Australia being very, very strong. We see opportunities growing in other markets around the world. We’ve got a very, very strong, robust international channel. It was built over decades. Very strong dealers, and we’ve been embedded for a long time.

When we talk about some of the things we do in terms of investing in IRAD, a lot of what we spend our money on is to develop product, tailor product for the international market. And that allows us to stay ahead of where other competitors happen to be. So I think we’re very, very well positioned internationally. It’s been a fortunate offset to what’s happened in the DoD, both in fiscal 2014 as well as in fiscal 2015. And we hope that that’s going to continue.

<Q>: Given that others have been working on radios for the JTRS competition, do those then show up more in international competitions? Does it make the landscape more competitive?

<A – Bill Brown – Harris Corp.>: They certainly could and I expect that they will. And I expect that as they will come onto the international market so will other international competitors be equally aggressive. We run into competition, really, every place that we compete around the world. I’m emphasizing the channel because that’s a strategic advantage we happen to have. It’s been well placed. It’s been invested in over many, many years. And it’s something that our competitors may not be able to easily replicate.

And I think that is a differentiating competitive advantage. But yes, we run into competition, really every place we compete at internationally. And as the competitors, the U.S. program of record players for the JTRS program, as they take their product overseas. Will that change the dynamic of competition? It’s possible, but I think we’re well positioned.

<Q>: Moving over to Government Communications, the margin performance there has obviously been quite striking. And when you think about kind of what brought you there and how sustainable it is? I know when we look forward, a lot of this is probably – however the segments get reorganized following the transaction, we won’t see it as much as Harris Government Communications. But in terms of the mix, are there any challenges in terms of sustaining the level of profitability you have in your legacy Government Communications business?

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Harris Corp.		J.P. Morgan Aviation,
Transportation and
	HRS	Industrials Conference	Mar. 3, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

<A – Bill Brown – Harris Corp.>: I think all this great talk about margins that GCS going to go to your head, Sheldon. But we always look for more. It’s had a fantastic trajectory here in growing margins. Maybe I’ll let you comment on some of the drivers and how much bigger it’s going to get, Sheldon.

<A – Sheldon Fox – Harris Corp.>: I’ll talk about the drivers. Part of the strategy that we have employed over the course of the last couple years has been to invest our IRAD in products that directly support the missions that we see our customers going and to work with them to develop the products we believe will sell not only to that customer but also in a broader marketplace.

So in a sense, we’ve borrowed the commercial model that we’ve seen be so successful up at RF Comm and try to employ it in the markets that we compete in. And we’ve been pretty successful. The amount of products that we have is growing. The success of those products in the marketplace and with our customers has been very good. And as a result, the mix of products with the margins that come along with those products has enabled us to be able to have the margin improvement you’ve seen over the course of the last couple years. That in addition to being very diligent on expense and cost control and being able to drive our operational efficiency program deeper into our organization, not only into the operations of manufacturing but also into engineering and development.

<Q>: But also I’d say with very good program execution is very strong award fees. And that’s something that your team has done, I think, a fantastic job on.<Q>: Great. And then maybe if we have time for one more. Moving over to the INS business. And if you’d talk a little bit about energy, since it’s a topic that’s obviously top of mind now.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: And I know you’re preparing for some headwinds there.

<A – Bill Brown – Harris Corp.>: Yeah.

<Q>: And maybe talk about that and how tough things can get and what the opportunities are to offset it.

<A – Bill Brown – Harris Corp.>: Yeah. Sure. At the Q1 earnings release that was back in October, it’s $75-a-barrel oil, whatever it was at the time, we weren’t really seeing much of a headwind. That sort of changed over the course of Q2 and now coming into Q3. We don’t see it so much as I said in the Tactical radio business yet, although those winds are on the horizon. In our CapRock business, more or less, it’s half of INS. So place the number at $640 million, $650 million, plus or minus. About $400 million of that is in energy. And about 25% or $100 million are on month-to-month contracts.

So you got to expect that with oil companies changing their capital spending profile, doing a lot of restructuring, there’s going to be pressure, certainly, on that month-to-month part of our business. 75% is on long-term contracts. Eventually, those get rebid. They’re on multiyear, two-, three-year-long contracts, but they get rebid periodically. And as they get rebid, there’s going to be pressure there as well.

I think we have accommodated for that in our current guidance for the INS segment. The headwinds are certainly out there. We’re actually helped by the fact that year-and-a-half ago, we pushed very aggressively into the maritime space, and we won the two largest cruise lines. We won Carnival. We won Royal Caribbean, and then we won Carnival. So today, just based on numbers of boats, we have a one-third share or a 38% share of the cruise line industry.

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Harris Corp.		J.P. Morgan Aviation,
Transportation and
	HRS	Industrials Conference	Mar. 3, 2015
Company ▲	Ticker ▲	Event Type ▲	Date ▲

And it sort of goes a little bit below the radar screen in some ways. It’s not a big segment of CapRock but is growing very quickly. Three years ago, four years ago, at Royal Caribbean, the bandwidth on a boat or any of the cruise lines was sort of 1, 2 megabits per ship. Today, Royal Caribbean is talking about 500, 600 megabits per ship. You have other people in the space talking about 1 gigabit per ship. But a tremendous amount of bandwidth is going on to cruise vessels. And we are the SATCOM provider for the two largest in the world. And that does help offset some of the headwinds we’re seeing in the energy segment. It’s not as big in maritime or cruise, but it’s big enough and it’s helping us to offset some of the pressure we see in the [ph] oil side (41:38).

We’re the second-largest buyer of bandwidth in the world, outside of the U.S. government. And we have an opportunity to repurpose some of the bandwidth we’ve procured for energy companies to some of the cruise lines. As they start to take vessels around the world, we’re able to follow them with some of that capacity. And it’s been, I think, a success story for us more than a disappointment, if you will.

So, yes, there are headwinds there in the oil business. We see where the price of oil happens to be. It’s having a dramatic effect on our partners in the space. And you can see it; it’s rippling through. People are adjusting their spending as we go. But we think we feel pretty good in how you’ve adjusted for that in our guidance in fiscal 2015.

Unverified Participant

Great. Thanks very much, and we’re out of time now. But Bill and Sheldon and Mig, thanks so much.

William M. Brown, Chairman, President & Chief Executive Officer

Oh, thank you.

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